Exhibit 3

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this exhibit might not occur.

2012-2013 Budget

The information set forth is an extract of budget documents released by the Minister of Finance on April 3, 2012, and has not been updated since that date. The Budget has not been passed by the Legislature. All dollar amounts are expressed in Canadian dollars.

References to “Estimate” are to budgeted figures. (Estimate 2011-12 is the Budget released April 5, 2011. Estimate 2012-2013 is the Budget released on April 3, 2012.) References to “Forecast 2011-2012” are to the government’s expectation for actual results for the period ended March 31, 2012, based on information available as of March 20, 2012 or earlier. See “Additional Information”. Items in italics are not excerpts from the budget.

BUDGET OVERVIEW

BUDGET SUMMARY — STATEMENT OF OPERATIONS

($ thousands)

	ESTIMATE 2011-2012	FORECAST 2011-2012	ESTIMATE 2012-2013
General Revenue Fund
Revenues
Ordinary Revenues	7,941,248	7,937,345	8,350,830
Ordinary Recoveries	582,751	581,554	568,490
Net Income from Government Business Enterprises	354,579	366,736	350,993

	8,878,578	8,885,635	9,270,313

Expenses
Departmental Expenses	8,344,763	8,272,597	8,534,646
Tax Credits and Rebates	74,943	70,000	73,500
Pension Valuation Adjustment	31,761	42,991	71,485
Debt Servicing Costs	885,485	838,124	881,701

	9,336,952	9,223,712	9,561,332

	(458,374)	(338,077)	(291,019)

Consolidation and Accounting Adjustments for Governmental Units
Consolidated Fund Consolidation Adjustments	70,554	79,621	81,550
Health and Hospital Boards Operations	2,854	898	—
Special Purpose Funds	(880)	366	(637)
Other Organizations	(3,711)	(3,605)	(1,094)

	68,817	77,280	(79,819)

Provincial Surplus (Deficit)	(389,557)	(260,797)	(211,200)

“ESTIMATE 2011-2012” refers to Budget figures presented in the April 5, 2011 budget, “FORECAST 2011-2012” refers to an unaudited update on the 2011-2012 Budget released on March 20, 2012, and “ESTIMATE 2012-2013” refers to Budget figures presented in the April 3, 2012 budget.

FOUR-YEAR FISCAL PLAN

The government is in the third year of its four-year plan to return the province’s operating budget to balance in 2013-2014.

The four-year fiscal plan anticipated a deficit for fiscal 2011–2012 of $389.6 million. The year-end forecast, delivered on March 20, 2012, indicates that the deficit will be $260.8 million, an improvement of $128.8 million from the budget estimate. The improvement is attributed to lower-than-estimated expenses, and revenue increases.

Government estimates the deficit for fiscal 2012–2013 will be $211.2 million, slightly lower than anticipated in last year’s four-year fiscal plan.

Overview

Revenue increases estimated in fiscal 2012–2013 are primarily from growth in personal taxable income and in equalization. Growth in corporate revenues will slow as a result of planned tax reductions, while other revenues are tracking to moderate increases.

Nova Scotia’s real GDP growth in 2011 is estimated to be 1.2 per cent, lower than expected at budget time. Real GDP for 2012 is expected to grow by 1.7 per cent, followed by 1.9 per cent in 2013, with the expectation of higher growth in the medium term as the combat vessel construction comes into production.

The province’s debt-to-GDP ratio continues to improve. The ratio was 35.3 per cent for the fiscal year ended 2010–2011. It is forecast to be 35.2 per cent as of year-end 2011–2012, and is expected to decline further to 34.8 per cent in fiscal 2012–2013.

Continued spending discipline is a key component of the four-year fiscal plan. Departmental spending for 2011–2012, as outlined in the March 20, 2012 forecast update, is expected to come in below estimate. This budget includes increased departmental spending of 2.3 per cent over the 2011–2012 estimate, and 3.2 per cent over the 2011–2012 forecast. This is a significant decline in the growth rate compared with previous years. The government’s expenditure management initiative will continue to plan for further efficiencies.

The province expects to return to balance in 2013-2014.

Medium-Term Revenue Outlook (2012-2013 to 2015-2016)

Total revenues of $9.27 billion are expected to grow to $9.76 billion by 2015–2016. The increase is driven primarily by gains in personal income tax. There will be some positive aspects of the shipbuilding contracts in the medium term; the full impact will be apparent in the latter half of the decade.

Personal income tax revenues have returned to pre-recession growth levels and are expected to continue to post strong growth in line with labour income trends and improved yield on personal taxable income.

When the province returns to a fiscal balance the government will remove the fifth personal income tax bracket — 21 per cent on taxable income above $150,000 — with the fourth bracket (17.5 per cent) being applied on all taxable income over $93,000. At the same time, the 10 per cent surtax on provincial income taxes payable in excess of $10,000 will be reinstated. The net effect of these changes will be an annual reduction in revenues in the order of $30 to $35 million.

With respect to corporate income taxes, the province is seeing a sharp increase in the share of corporate taxable income being taxed at the lower small business rate. If this trend persists, the growth rate for corporate income tax revenues will slow. The three successive reductions of 0.5 per cent in the small business rate in 2011, 2012, and 2013 have the effect of reducing provincial revenues. In addition, offshore corporate income tax is declining due to lower natural gas production and prices; and a strong Canadian dollar relative to the U.S. dollar.

Harmonized Sales Tax (HST) revenue is projected to be $1.6 billion in 2012–2013. Higher HST rebates (e.g., Your Energy Rebate, public sector bodies, point-of-sale rebates for children’s clothing, children’s footwear, etc.) will partially offset growth in revenues over the medium term. Consumer expenditures account for almost 72 per cent of HST revenues, and growth in consumer expenditures is expected to remain relatively flat over the medium term. Residential housing investment growth remains strong, continuing to build upon exceptional growth in 2010.

Sable Offshore Energy Project royalty revenues have declined since 2008–2009, primarily due to the low market price for natural gas and declining levels of production. The strong Canadian dollar contributed to the decline. Natural gas prices are not expected to change over the medium term. Production volumes will continue to decline as the Sable Offshore Energy Project nears the end of its capacity. The accrual of abandonment costs that interest-holders can deduct against royalties has a significant negative impact on offshore revenues.

Deep Panuke production is scheduled to commence in July 2012. The province will receive approximately $2.5 million in royalty revenues in 2012–2013. While royalty revenues will increase over the medium term they will not approach the revenues generated from the Sable Offshore Energy Project.

Revenues from Tobacco Tax and Motive Fuel Tax are expected to remain relatively stable over the medium term. Consumption of gasoline and diesel oil is forecast to remain near current levels in the face of increasing world oil prices. While gasoline consumption is more sensitive to price, diesel oil consumption is more closely related to the level of commercial projects and economic growth in the province. Tobacco consumption is forecast to slowly decline as a result of increasing prices and a continued cessation trend.

Over the past three fiscal years, Equalization payments have been supported by Total Transfer Protection from the federal government to mitigate year-over-year declines in the total value of major federal transfers—Equalization, Canada Health Transfer, and Canada Social Transfer. The Equalization program is scheduled to be renewed in 2014–2015.

Beginning in the 2011–2012 fiscal year, the province began receiving payments under the Cumulative Best-of Guarantee. The province is forecast to continue to receive significant annual payments over the medium term. The “guarantee” essentially ensures that the province will do no worse under the Equalization formula put in place in 2007–2008 than it would under the formula in place when the Offshore Accord was signed in 2005 — the “Interim” approach. The Guarantee is in effect from 2008–2009 to the end of 2019–2020, to coincide with the term of the Offshore Accord.

The province’s Offshore Accord payments are on the decline as lower offshore natural resource revenues are being included in the Equalization formula. The first eight-year phase of the 2005 Offshore Accord ended in 2011–2012 with the province receiving $863.7 million, $830 million of which was paid in 2005 when the Offshore Accord was signed. The province is expected to qualify for the second phase of the Accord, which runs an additional eight years from April 1, 2013, until March 31, 2020. Payments under the second phase are forecast to be lower, given declining offshore royalty revenues.

In December 2011, the federal Minister of Finance announced his government’s long-term plan with respect to the Canada Health Transfer (CHT). Presently, the national pool of cash available for the CHT is legislated to grow by 6 per cent a year until March 31, 2014, and the province’s payment is based upon a combination of tax points and share of national population. Commencing April 1, 2014, calculation of the CHT will be an equal per-capita cash transfer with no reference to tax points. The 6 per cent annual escalator will remain in place for three additional years. However, commencing with the 2017–2018 fiscal year, the national pool of cash will only increase at the growth rate for national Nominal GDP.

The growth rate of CHT revenues for the province will slow beyond April 1, 2014, as Nova Scotia’s declining share of the national population places downward pressure on these revenues over the medium term. Additional pressure on growth of these revenues will result if long-term Nominal GDP growth rates are less than 6 per cent.

Similar to the CHT, the national pool of cash available for the Canada Social Transfer (CST) is also legislated to increase on an annual basis until March 31, 2014, at a rate of 3 per cent per year. The CST is based upon a province’s share of the national population. Although Nova Scotia’s share of national population is declining, the province will still see annual growth in CST payments until the program is renewed. The 2012 federal budget announced the federal government’s intention to retain the 3 per cent escalator mechanism through to March 31, 2024.

Medium-Term Spending Outlook

Government continues with its commitment to hold the line on spending growth in the medium term, while remaining responsive to the needs and pressures that challenge some critical programs and industries key to the economy. Planned departmental spending is estimated to reach $8.5 billion by 2013–2014, a rise of 1.5 percent from two years earlier. This increase reflects those one-time strategic investments made by government that were necessary to protect the sustainability of our industries key to the economy into the future.

By Living Within Our Means, government has embarked upon a strategy of expenditure management both within its departments and in partnership with its public sector stakeholders.

Trends that saw overall spending growth of over 5 per cent per year from 2000–2001 to 2009–2010, including departmental spending growth of over 6 per cent during that same period, were held flat in 2011–2012. In 2012–2013, government continues to maintain spending discipline. Program spending growth has been contained to 2.3 per cent over last year’s estimates. Once costs are removed for government investment in responding to the challenges in the Nova Scotia Agriculture College and the forestry industry, for example, growth in spending is at 0.9 per cent.

Over the ten years from 2000–2001 to 2009–2010, Health and Wellness expenses increased at an average of 7 per cent per year. This escalation was driven by increased utilization of health services, significantly higher wage and salary costs for medical professionals, higher costs of pharmaceuticals, and expanded long-term care services. For 2011–2012, the growth in Health and Wellness costs was contained to 2 per cent and is expected to continue into 2012–2013 at 2.5 per cent. This year’s more modest increase has been accomplished through reductions in targeted areas such as pharmaceutical services and Expenditure Management initiatives aimed at administrative efficiencies within both the Department and the District Health Authorities. It also reflects government’s responsiveness to emerging pressures that are considered a priority to the health and well-being of Nova Scotians.

Over the ten years from 2000–2001 to 2009–2010, Community Services spending has increased at an average rate of 5 per cent per year. The 2012–2013 budget for the department represents growth of 1.2 per cent over 2011–2012 estimates. This growth excludes the reduction of $18.3 million related to the Federal Economic stimulus funding, which came to an end in 2011–2012.

The forestry industry is undergoing global change and Nova Scotia is no exception. The Bowater Mersey Pulp and Paper Investment (2011) Act received royal assent on December 15, 2011. The Act allows the province to work with its partners to create a sustainable solution for the Bowater Mersey Pulp and Paper Mill through the purchase of 10,000 hectares of land from the company and providing a $25 million forgivable capital loan to upgrade equipment at the mill. The province is also supporting the former NewPage Port Hawkesbury paper mill by allocating $12 million to the Forestry Infrastructure Fund and facilitating the purchase of the mill by a new operator. The province is providing an additional $5.8 million for 2012–2013 to continue to keep the mill in a “hot idle” state until September 2012.

In the P–12 system, we are expecting an enrolment decline of 1.7 per cent in 2012–2013. For fiscal 2012–2013, funding for Regional School Boards has been reduced by 1.3 per cent, which is equivalent to 75 per cent of the enrolment decline and results in a reduction of $13.4 million. The Regional School Boards will also be required to absorb the cost of wage increases and other inflationary pressures, similar to other Departments and Agencies in government. For 2012–2013, per-student funding has increased to $10,457.

A new memorandum was recently signed with the universities. In 2012–2013 grants to universities will be reduced by 3 per cent, or $10.4 million. Universities must also absorb any inflationary costs. Government has committed to a $25 million investment over 3 years for a University Excellence and Innovation Program to help support efforts to reduce costs through innovation and collaboration within this sector. This initiative is intended to help put the university sector on a more sustainable path for the future.

The Nova Scotia Agriculture College (NSAC), located in Truro, currently falls under the Department of Agriculture. In July 2012, NSAC will merge with Dalhousie University. The merger will combine and mobilize research, educational, and financial capacities of both institutions and will result in a one-time loss on disposal of capital assets, as well as transitional and fixed ongoing allocations for future costs.

Expenditure Management

The 2010–2011 budget presented Nova Scotia’s four-year fiscal plan to achieve a balanced budget in 2013–2014. Important elements of the four-year plan are cost reductions and restraint through improved expenditure management. We are entering into the third year of the fiscal plan, and the government’s expenditure management strategy is on track.

Continued prudent management of government expenditures will result in the elimination of a further $145 million in departmental expenses in 2012–2013. This is in addition to $54.3 million saved in the 2010–2011 budget and $170 million saved in 2011–2012.

Government introduced a more rigorous budget forecasting process this year. Treasury Board also continued its oversight of professional services spending through the Professional Services Directive, which requires Treasury Board approval for such spending over $250,000. High-value government contracts were reviewed by the new Contract Advisory Group, a committee of senior officials that provides advice to government departments on contract management improvements and best practices.

To enable longer-term sustainable savings, government is investigating better ways to address administrative costs through merging administrative services. The nine district health authorities and the IWK have announced the merger of several administrative services, which will bring estimated savings of approximately $7.6 million in 2012-2013, increasing to $41.5 million in subsequent years. In addition, the province is investigating improvements to its current shared services, with the potential to partner with the broader public sector in administrative areas such as procurement, information technology, and financial processing and asset management.

The 2011–2012 fiscal year was the final year of the government’s Change and Innovation Fund, established in 2010–2011. A total of $17 million was invested in 12 projects. The projects will save $4 million in 2012–2013, with an expected annual savings of $11.3 million by 2013–2014. Projects include LED road lights, a crown lands management system, the access to business online service, a hospital bed utilization management system, and a staff scheduling system for hospitals.

Medium-Term Economic Outlook

The province’s medium-term economic outlook forms the basis for revenue projections as well as the benchmark for assessing the relative size of government spending and debt. Any five year economic projection is subject to forecast uncertainty, especially beyond the short term.

Early in 2011, there were positive sentiments about the potential for global economic recovery. Throughout the year, this optimism proved premature. Financial market stability was a necessary, but not a sufficient, condition to sustain full economic recovery. Global recovery has been moderated by the European sovereign debt crisis, commodity price volatility, natural disasters in Asia, and slowdowns in emerging economies.

Like most advanced economies, Nova Scotia’s economic outlook has softened in the short run. Despite slower growth assumed for 2011, the pace of economic growth is expected to recover to near long-run trends. The Budget assumes slower economic growth from 2011 to 2013 because of persistent global uncertainty and fiscal austerity programs, but these effects are expected to be transitory. Canada’s monetary policy is assumed to remain accommodative in the short run, but interest rates are assumed to rise to more neutral levels later in 2013 and in 2014. The Budget assumes that these short-run conditions will be followed by more permanent changes in Nova Scotia’s economic structure.

The combat vessel project at the Halifax Shipyard will have a lasting influence on the pace of economic growth and the structure of production in Nova Scotia. Although the biggest economic impacts are not expected until the latter half of the decade, work at the shipyard will start to have a noticeable impact on the pace of growth within the next five years, beginning in 2012-2013. Over the long term this project will affect more than just labour markets and household income; renewal of shipbuilding activity (and associated suppliers) has the potential to increase capital stock and improve productivity.

Nova Scotia’s population is expected to decline slightly throughout the next five years. In addition, population aging is expected to cause a small decline in the size of the labour force. As economic growth returns to its historic pace, higher employment and a smaller labour force are anticipated to reduce the Nova Scotia unemployment rate.

The Budget’s medium-term outlook does not incorporate any assumptions about other major investments that will have significant implications for the provincial economy when necessary regulatory approvals are secured (Donkin coal mine, Shell exploration license, Maritime link from Lower Churchill). In addition to boosting net capital stock, early indications are that these projects will influence labour market behavior and migration patterns during both the construction and operational phases.

Medium-Term Debt Outlook

It is estimated that, by 2013–2014, the net debt of the province will be $13.8 billion, $1.1 billion lower than the $14.9 billion anticipated in the first “Back to Balance” budget of 2010–2011. This reduction occurs because of improved year-end results for fiscal years 2009–2010, 2010–2011, and 2011–2012, as compared to those predicted in the plan.

Gross debt service costs are estimated to be $881.7 million in 2012–2013, lower than was expected in the 2010–2011 four-year plan.

The Debt to Nominal Gross Domestic Product (GDP) ratio is estimated to be 34.8 per cent for 2012–2013, lower than last year and much lower than the 38.9 per cent that was anticipated in the “Back to Balance” budget of 2010–2011. By 2015–2016 the ratio is expected to decline to 31.2 per cent.

FINANCIAL STATISTICS

REVENUES BY SOURCE

($ millions)

	ACTUAL 2008-2009	ACTUAL 2009-2010	ACTUAL 2010-2011	FORECAST 2011-2012	ESTIMATE 2012-2013
		(Restated)
General Revenue Fund Ordinary Revenues and Recoveries
Provincial Sources
Personal Income Taxes	1,818.4	1,827.6	1,957.8	2,061.8	2,195.3
Corporate Income Taxes	352.5	362.9	408.7	369.4	398.5
Sales Taxes	1,175.0	1,187.2	1,478.9	1,581.8	1,642.9
Tobacco Taxes	147.7	199.1	211.9	211.1	211.0
Motive Fuel Taxes	243.4	248.1	255.4	251.9	254.1
Interest Revenues	84.8	51.4	73.5	73.4	74.1
Registry of Motor Vehicles	112.6	111.8	112.3	115.0	110.3
Offshore Royalties	451.8	125.6	172.7	118.0	27.7
Offshore Licenses Forfeitures	2.1	14.8	0.4	—	—
Other Provincial Sources	290.6	309.9	312.1	304.6	282.2
TCA Cost Shared Revenue	3.0	12.0	14.4	3.0	3.6
Prior Years Adjustment	53.9	47.4	212.6	(77.4)	—
Fees & Other Charges	62.0	68.7	70.1	71.6	67.6
Ordinary Recoveries	274.0	304.8	304.6	282.4	276.4
Sinking Fund Earnings	116.4	92.2	102.2	105.6	108.3

Total Provincial Sources	5,188.0	4,963.6	5,687.6	5,472.2	5,652.0

Federal Sources:
Equalization	1,464.9	1,464.9	1,360.7	1,407.2	1,593.8
Canada Health Transfer	668.7	700.1	728.6	759.9	797.0
Canada Social Transfer	297.1	302.0	309.2	315.9	321.9
Crown Share	95.1	79.4	29.7	26.7	19.6
Offshore Oil & Gas Payments	105.9	180.1	227.2	167.8	146.1
Other Federal Sources	86.3	98.6	103.9	23.2	23.7
TCA Cost Shared Revenue	36.4	108.8	92.1	47.2	73.2
Prior Years’ Adjustments	7.6	(5.8)	(1.7)	(0.4)	—
Ordinary Recoveries	184.7	312.2	302.7	299.1	292.1

Total Federal Sources	2,946.8	3,240.2	3,152.5	3,046.7	3,267.3

Total - Revenues and Recoveries	8,134.8	8,203.8	8,840.1	8,518.9	8,919.3

Net Income from Government Business Enterprises
Nova Scotia Liquor Commission	212.6	219.4	223.2	220.5	224.5
Nova Scotia Gaming Corporation	133.4	127.2	123.8	133.1	112.6
Halifax-Dartmouth Bridge Commission	8.4	6.4	7.3	11.4	11.5
Highway 104 Western Alignment Corporation	5.2	5.8	3.0	1.6	2.4

	359.6	358.7	357.2	366.7	351.0

Total Revenues	8,494.4	8,562.6	9,197.2	8,885.6	9,270.3

REVENUES BY SOURCE

(as a percentage of Total Revenues)

	ACTUAL 2008-2009	ACTUAL 2009-2010	ACTUAL 2010-2011	FORECAST 2011-2012	ESTIMATE 2012-2013
General Revenue Fund Ordinary Revenues and Recoveries
Provincial Sources
Personal Income Taxes	21.4%	21.3%	21.3%	23.2%	23.7%
Corporate Income Taxes	4.1%	4.2%	4.4%	4.2%	4.3%
Sales Taxes	13.8%	13.9%	16.1%	17.8%	17.7%
Tobacco Taxes	1.7%	2.3%	2.3%	2.4%	2.3%
Motive Fuel Taxes	2.9%	2.9%	2.8%	2.8%	2.7%
Interest Revenues	1.0%	0.6%	0.8%	0.8%	0.8%
Registry of Motor Vehicles	1.3%	1.3%	1.2%	1.3%	1.2%
Offshore Royalties	5.3%	1.5%	1.9%	1.3%	0.3%
Offshore Licenses Forfeitures	0.0%	0.2%	0.0%	0.0%	0.0%
Other Provincial Sources	3.4%	3.6%	3.4%	3.4%	3.0%
TCA Cost Shared Revenue	0.0%	0.1%	0.2%	0.0%	0.0%
Prior Years Adjustment	0.6%	0.6%	2.3%	-0.9%	0.0%
Fees & Other Charges	0.7%	0.8%	0.8%	0.8%	0.7%
Ordinary Recoveries	3.2%	3.6%	3.3%	3.2%	3.0%
Sinking Fund Earnings	1.4%	1.1%	1.1%	1.2%	1.2%

Total Provincial Sources	61.1%	58.0%	61.8%	61.6%	61.0%

Federal Sources:
Equalization	17.2%	17.1%	14.8%	15.8%	17.2%
Canada Health Transfer	7.9%	8.2%	7.9%	8.6%	8.6%
Canada Social Transfer	3.5%	3.5%	3.4%	3.6%	3.5%
Crown Share	1.1%	0.9%	0.3%	0.3%	0.2%
Offshore Oil & Gas Payments	1.2%	2.1%	2.5%	1.9%	1.6%
Other Federal Sources	1.0%	1.2%	1.1%	0.3%	0.3%
TCA Cost Shared Revenue	0.4%	1.3%	1.0%	0.5%	0.8%
Prior Years’ Adjustments	0.1%	-0.1%	0.0%	0.0%	—
Ordinary Recoveries	2.2%	3.6%	3.3%	3.4%	3.2%

Total Federal Sources	34.7%	37.8%	34.3%	34.3%	35.2%

Total - Revenues and Recoveries	95.8%	95.8%	96.1%	95.9%	96.2%

Net Income from Government Business Enterprises (GBEs)
Nova Scotia Liquor Commission	2.5%	2.6%	2.4%	2.5%	2.4%
Nova Scotia Gaming Corporation	1.6%	1.5%	1.3%	1.5%	1.2%
Halifax-Dartmouth Bridge Commission	0.1%	0.1%	0.1%	0.1%	0.1%
Highway 104 Western Alignment Corporation	0.1%	0.1%	0.0%	0.0%	0.0%

Total - Net Income from GBEs	4.2%	4.2%	3.9%	4.1%	3.8%

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

REVENUES BY SOURCE

2011-2012 FORECAST

Chart data

Net Income from GBE’s	4.1%
Harmonized Sales Tax	17.8%
Motive Fuel Taxes	2.8%
Income Taxes	27.4%
Canada Social Transfer	3.6%
Canada Health Transfer	8.6%
Equalization Payments	15.8%
Other	19.9%

2012-2013 ESTIMATE

Chart data

Net Income from GBE’s	3.8%
Harmonized Sales Tax	17.7%
Motive Fuel Taxes	2.7%
Income Taxes	28.0%
Canada Social Transfer	3.5%
Canada Health Transfer	8.6%
Equalization Payments	17.2%
Other	18.5%

EXPENSES BY DEPARTMENT

($ thousands)

	ACTUAL 2008-2009	ACTUAL 2009-2010	ACTUAL 2010-2011	FORECAST 2011-2012	ESTIMATE 2012-2013
	(Restated)
Agriculture	65,984	70,978	64,274	63,907	63,949
Communities, Culture & Heritage	—	—	—	54,694	58,665
Community Services	890,631	944,934	958,427	976,845	977,924
Economic and Rural Development	91,012	73,356	80,190	—	—
Economic and Rural Development & Tourism	—	—	—	117,539	187,353
Education	1,261,885	1,279,285	1,312,490	1,130,023	1,112,830
Energy	35,881	24,677	30,110	30,055	29,568
Environment	27,907	42,581	47,427	26,994	26,385
Finance	27,085	27,123	31,076	34,407	38,990
Fisheries and Aquaculture	7,311	8,654	12,818	8,338	8,799
Health and Wellness	3,165,806	3,369,241	3,591,335	3,758,800	3,861,513
Health Promotion and Protection	87,666	85,042	104,691	—	—
Justice	262,071	277,805	278,922	298,086	306,723
Labour and Advanced Education	67,410	146,328	169,532	341,532	346,208
Assistance to Universities	485,468	450,359	93,545	388,068	347,619
Natural Resources	86,829	92,373	93,776	99,897	95,685
Public Service	157,602	184,026	165,905	169,843	174,314
Seniors	1,693	1,903	1,734	1,889	1,871
Service NS & Municipal Relations	244,388	278,665	292,630	260,764	275,909
Tourism, Culture and Heritage	61,356	62,930	60,736	—	—
Transportation Infrastructure Renewal	381,343	378,286	405,067	412,415	421,617
Restructuring Costs	154,861	159,594	78,667	98,501	198,724
Loss on Disposal of assets	(1,076)	(14,943)	370	—	—

Total Program Expenses	7,563,113	7,943,197	7,873,722	8,272,597	8,534,646

Tax Credits and Rebates	—	—	48,860	70,000	73,500
Pension Valuation Adjustment	85,066	86,410	(25,696)	42,991	71,485
Debt Servicing Costs	866,641	853,216	843,149	838,124	881,701

Total Expenses	8,514,820	8,882,823	8,740,035	9,223,712	9,561,332

EXPENSES BY DEPARTMENT

(as a percentage of Total Expenses)

	ACTUAL 2008-2009	ACTUAL 2009-2010	ACTUAL 2010-2011	FORECAST 2011-2012	ESTIMATE 2012-2013
	(Restated)
Agriculture	0.8%	0.8%	0.7%	0.7%	0.7%
Communities, Culture & Heritage	—	—	—	0.6%	0.6%
Community Services	10.5%	10.6%	11.0%	10.6%	10.2%
Economic and Rural Development	1.1%	0.8%	0.9%	—	—
Economic and Rural Development & Tourism	—	—	—	1.3%	2.0%
Education	14.8%	14.4%	15.0%	12.3%	11.6%
Energy	0.4%	0.3%	0.3%	0.3%	0.3%
Environment	0.3%	0.5%	0.5%	0.3%	0.3%
Finance	0.3%	0.3%	0.4%	0.4%	0.4%
Fisheries and Aquaculture	0.1%	0.1%	0.1%	0.1%	0.1%
Health and Wellness	37.2%	37.9%	41.1%	40.8%	40.4%
Health Promotion and Protection	1.0%	1.0%	1.2%	—	—
Justice	3.1%	3.1%	3.2%	3.2%	3.2%
Labour and Advanced Education	0.8%	1.6%	1.9%	3.7%	3.6%
Assistance to Universities	5.7%	5.1%	1.1%	4.2%	3.6%
Natural Resources	1.0%	1.0%	1.1%	1.1%	1.0%
Public Service	1.9%	2.1%	1.9%	1.8%	1.8%
Seniors	0.0%	0.0%	0.0%	0.0%	0.0%
Service NS & Municipal Relations	2.9%	3.1%	3.3%	2.8%	2.9%
Tourism , Culture and Heritage	0.7%	0.7%	0.7%	—	—
Transportation Infrastructure Renewal	4.5%	4.3%	4.6%	4.5%	4.4%
Restructuring Costs	1.8%	1.8%	0.9%	1.1%	2.1%
Loss on Disposal of assets	0.0%	-0.2%	0.0%	—	—

Total Program Expenses	88.8%	89.4%	90.1%	89.7%	89.3%

Tax Credits and Rebates	—	—	0.6%	0.8%	0.8%
Pension Valuation Adjustment	1.0%	1.0%	-0.3%	0.5%	0.7%
Debt Servicing Costs	10.2%	9.6%	9.6%	9.1%	9.2%

Total Expenses	100.0%	100.0%	100.0%	100.0%	100.0%

TOTAL EXPENSES BY DEPARTMENT

2011-2012 FORECAST

Chart data

Community Services	10.6%
Transportation and Infrastructure Renewal	4.5%
Education	12.3%
Labour and Advanced Education & Universities	7.8%
Resources and Economic Development	2.4%
Health & Wellness (including Health Promotion and Protection)	40.8%
Other	22.9%

2012-2013 ESTIMATE

Chart data

Community Services	10.2%
Transportation and Infrastructure Renewal	4.4%
Education	11.6%
Labour and Advanced Education & Universities	7.3%
Resources and Economic Development	2.3%
Health & Wellness (including Health Promotion and Protection)	40.4%
Other	22.2%

Estimated Value of Tax Credits, Rebates

and Tax Expenditures (By Fiscal Year)

($ 000s)

	ESTIMATE 2011-2012	ESTIMATE 2012-2013
Personal Income Tax:
Political Tax Credit	632	654
Volunteer Firefighter & Ground Search and Rescue	3,677	3,869
Labour Sponsored Venture Capital Corporation	174	129
Equity Tax Credit	7,530	7,624
Graduate Retention Rebate	24,873	11,228
Affordable Living Tax Credit	71,943	70,000
Poverty Reduction Credit	3,000	3,500
Healthy Living Tax Credit	1,757	1,798

Total	113,586	98,802

	2011-2012	2012-2013
Corporate Income Tax:
Political Tax Credit	51	51
Scientific Research & Experimental Development	29,243	20,890
New Small Business Tax Holiday	83	156
Digital Media Tax Credit	5,924	5,924
Film Industry Tax Credit	22,881	21,938
Small Business Rate	113,538	205,700

Total	171,720	254,658

	2011-2012	2012-2013
Harmonized Sales Tax:
Public Sector Rebates	122,060	135,541
Printed Book Rebate	13,255	13,708
First-time Homebuyers Rebate	896	2,500
Disability Rebates	123	81
Volunteer Fire Equipment Rebate	70	215
Your Energy Rebate	87,888	102,364
Children’s Clothing Rebate	8,012	4,933
Children’s Footwear Rebate	1,174	827
Children’s Diapers Rebate	547	301
Feminine Hygiene Products Rebate	1,873	1,029

Total	235,898	261,499

Note: For additional information on tax expenditures and Nova Scotia’s tax system, please refer to “Overview of the Nova Scotia Tax System” on the Nova Scotia Department of Finance website: http://www.gov.ns.ca/finance/en/home/taxation/default.aspx

BUDGET ASSUMPTIONS

Revenue Outlook

In 2012–2013, Nova Scotia’s total General Revenue Fund revenue, including Net Income from Government Business Enterprises, is estimated to be $9,270.3 million, an increase of $391.7 million or 4.4 per cent compared to the 2011–2012 budget estimate.

Ordinary Revenue from provincial sources is up $136.6 million or 2.6 per cent, while federal sources are up $273.0 million or 10.1 per cent over the 2011–2012 budget estimate.

Ordinary Recoveries from provincial sources are down $1.8 million or 0.6 per cent, while federal sources are down $12.5 million or 4.1 per cent from the 2011–2012 budget estimate.

Net Income from Government Business Enterprises is down $3.6 million or 1.0 per cent from last year’s budget estimate.

Ordinary Revenue - Provincial Sources

Tax Revenue

Personal Income Tax (PIT)

Nova Scotia’s 2012–2013 estimate for Personal Income Tax is $2,195.3 million, up $214.0 million or 10.8 per cent from the 2011–2012 budget estimate.

The increase is driven by growth in Nova Scotia’s personal taxable income, augmented by a higher growth in the yield on taxable income and a lower growth in personal income tax credits in Budget 2012–2013. Taxable income is projected to grow by 4.3 per cent in 2012 and in 2013, surpassing the average growth of 3.1 per cent in 2011 and 2012 in the 2011–2012 budget estimate. Improved labour market conditions are expected to lead to a stronger growth in salaries and wages in 2012 and 2013.

Corporate Income Tax (CIT)

Nova Scotia’s 2012–2013 estimate for Corporate Income Tax is $398.5 million, up $4.7 million or 1.2 per cent from the 2011–2012 budget estimate.

On average, higher national taxable income and lower cost of credits in 2012 and 2013 from the 2011–2012 budget estimate are mainly responsible for the increase. The growth in Corporate Income Tax will be constrained by a lower Nova Scotia share of national taxable income.

The full impact of the second decrease of 0.5 per cent in the small business corporate income tax rate effective January 1, 2012, will reduce corporate income tax revenues, as will the further reduction of the small business corporate income tax rate to 3.5 per cent effective January 1, 2013.

Included in the Corporate Income Tax estimate is the estimate for the offshore corporate income tax of $3.1 million in 2012–2013, down $1.0 million or 24.0 per cent from the 2011–2012 budget estimate due to lower natural gas production, lower prices, and a strong Canadian dollar relative to the US dollar.

Harmonized Sales Tax (HST)

Net HST is estimated to total $1,642.9 million in 2012–2013, up $21.7 million or 1.3 per cent from the 2011–2012 budget estimate, primarily as a result of growth in the tax base.

Growth in consumer expenditures is forecasted to be 3.6 per cent in 2012 and in 2013, an improvement compared to growth of 2.1 per cent in 2011. Consumer expenditures represent over 70 per cent of the HST tax base. Taxable housing expenditure growth is expected to persist, growing 5.0 per cent in each of 2012 and 2013 after significant growth in 2010 and a slower rate of growth in 2011.

HST rebates are forecasted to increase in 2012–2013 relative to the 2011–2012 budget estimate. Higher rebates are driven mainly by increases in Your Energy Rebate program costs as a result of higher energy prices. The cost of the Your Energy Rebate program is expected to grow by $14.4 million or 16.5 per cent over the 2011–2012 budget estimate. Other HST rebates are also estimated to increase.

Increasing the HST rebate on new homes for first-time home buyers will reduce HST revenues by $1.5 million in 2012–2013.

Motive Fuel Taxes

Motive Fuel Tax is projected to total $254.1 million in 2012–2013, an increase of $0.4 million or 0.2 per cent from the 2011–2012 budget estimate.

Gasoline consumption is estimated to rise by 0.8 per cent while diesel oil consumption is estimated to increase by 2.0 per cent. Average 2012–2013 retail prices for gasoline are estimated at $1.23 per litre and $1.21 per litre for diesel oil. Labour income is expected to grow 3.8 per cent over 2011–2012, and this is understood to affect consumer habits.

Tobacco Tax

Tobacco Tax revenues are projected to total $211.0 million in 2012–2013, a decrease of $2.1 million or 1.0 per cent from the 2011–2012 budget estimate.

Declining consumption of cigarettes (down 1.1 per cent) and fine cut tobacco (down 2.3 per cent) are contributing to the decrease. Higher tobacco product prices (up 1.5 per cent) and the continued cessation trend are weakening demand.

Other Tax Revenue

Other Tax Revenue includes such items as Corporations Capital Tax, Capital Tax on Non-financial Institutions, Casino Win Tax, levy on sale of used vehicles, tax on insurance premiums, and a tax on gypsum. The total for these items is estimated at $157.6 million for 2012–2013, down $3.6 million or 2.2 per cent from the 2011–2012 estimate.

Other Provincial Revenue

Registry of Motor Vehicles

Revenue generated by the Registry of Motor Vehicles is estimated at $110.3 million for 2012–2013, down $0.6 million or 0.6 per cent from the 2011–2012 estimate. The variance is primarily a result of the timing of drivers’ licenses and vehicle registrations that are renewed for multi-year terms.

Royalties - Petroleum

Offshore petroleum royalties are estimated to be $27.7 million in 2012–2013, a decrease of $82.7 million or 74.9 per cent from the 2011–2012 budget estimate.

World market prices for natural gas remain at historically low levels, and production volume is projected to decline in both 2012 and 2013. The accrual of abandonment costs estimated by Sable Offshore Energy Project interest holders is a major factor contributing to the decline in revenues.

Production of Deep Panuke is expected to commence in July 2012. The 2012–2013 budget estimate includes $2.5 million in petroleum royalties from Deep Panuke.

Other Provincial Sources

Revenue from Other Provincial Sources is estimated at $124.6 million for 2012–2013, up $0.6 million or 0.5 per cent from the 2011–2012 estimate.

This revenue source includes such items as Pharmacare premiums; Nova Scotia Securities Commission fees; registration revenue for deeds, companies, and property; and various other licenses and permits. The primary reason for the increase is higher revenue generated at the Securities Commission from fees, and at Health and Wellness from pharmacare premiums.

Tangible Capital Asset (TCA) Cost Shared Revenue — Provincial Sources

TCA Cost Shared Revenue from provincial sources is estimated at $3.6 million for 2012–2013, up from $3.1 million in 2011–2012. The increase results from municipal funding for Bedford High School, partially offset by a reduction due to the completion of the Queen Elizabeth High School demolition.

Other Fees and Charges

Revenue generated from Other Fees and Charges is estimated at $67.6 million for 2012–2013, an increase of $2.7 million or 4.2 per cent over the 2011–2012 estimate.

Investment Income

Interest Revenues

Interest Revenues are estimated to be $74.1 million for 2012–2013, down $22.5 million or 23.3 per cent from the 2011–2012 estimate. This decrease results primarily from a change in the accounting treatment of asset swaps, which has an equal offsetting implication on gross debt-servicing costs.

Sinking Fund Earnings

Sinking Fund Earnings are projected to total $108.3 million in 2012–2013, an increase of $3.5 million or 3.4 per cent from the 2011–2012 budget estimate.

Ordinary Revenue - Federal Sources

Equalization Payments

Equalization revenues are composed of three separate fiscal equalization payments.

Firstly, the Equalization estimate reflects the province’s adoption of the Expert Panel formula for equalization payments, estimated to be $1,268.0 million in 2012–2013, an increase of $101.1 million or 8.7 per cent above the 2011–2011 budget estimate. This primarily reflects lower levels of offshore royalties being included in the Equalization formula and higher growth in the pool of cash available for distribution.

Secondly, the federal government is also providing Total Transfer Protection (TTP) to ensure that no province receives less in total major federal transfers—Equalization, Canada Health Transfer (CHT), Canada Social Transfer (CST)—than they received in 2011–2011. Payments made under the TTP are deemed to be fiscal equalization payments and are estimated to be $13.5 million in 2012–2013, a decline of $144.1 million or 91.5 per cent from the 2011–2011 budget estimate. This reflects the year-over-year increases in the three major transfers.

Thirdly, as part of a clarification reached with the Government of Canada on October 10, 2007, commencing with the 2008–2009 fiscal year Nova Scotia is entitled to receive an additional payment from the federal government if the cumulative value of the equalization formula in effect at the time the Offshore Accord was signed (the Interim approach) exceeds the cumulative value of the Expert Panel approach. This is known as the Cumulative Best-of Guarantee.

The Cumulative Best-of Guarantee payment is estimated to be $312.3 million in 2012-2013, an increase of $294.3 million from the 2011–2012 budget estimate. This increase is primarily the result of the Interim approach having an annual 3.5 per cent escalator mechanism, while the Expert Panel approach has caps on both payments and overall growth. The reduced Total Transfer Protection (TTP) payment in 2012–2013 compared to 2011–2012 also contributes to the variance.

Canada Health Transfer (CHT)

In 2012–2013 the total provincial entitlement for CHT comprises a provincial per capita allocation of a fixed national entitlement. The 2012–2013 national CHT amount that is available in cash and tax points is estimated to be $43.3 billion, of which the fixed national pool of cash to be distributed to provinces is $28.6 billion. Under an agreement reached in 2004, the cash portion of CHT is legislated to grow by 6.0 per cent each year until the end of the 2013–2014 fiscal year.

The CHT cash entitlement for Nova Scotia is estimated to be $797.0 million in 2012–2013, an increase of $38.0 million or 5.0 per cent over the 2011–2012 budget estimate. The estimate of the province’s cash entitlement reflects the federal government’s calculation of the province’s share of national population, and personal and corporate income tax.

Canada Social Transfer (CST)

Nova Scotia’s 2012-2013 cash entitlement for CST is estimated to be $321.9 million, an increase of $6.9 million or 2.2 per cent over the 2011–2012 budget estimate.

This entitlement is based on an equal per capita cash provincial allocation of a fixed national entitlement which stands at $11.9 billion for 2012–2013. Effective with the 2007 federal budget, the CST no longer contains a tax point transfer component. The national pool of cash is legislated to grow by 3.0 per cent a year through to the end of the 2013–2014 fiscal year.

Offshore Oil and Gas Payments

Offshore Oil and Gas Payments are estimated to be $146.1 million in 2012-2013, a decrease of $21.7 million or 12.9 per cent from the 2011–2012 budget estimate. The decrease reflects the declining offshore royalties included in the equalization formula. These payments are now recorded on a cash basis since payments to date have surpassed the $830 million advance payment made to the province in 2005.

Crown Share Adjustment Payment

The Crown Share adjustment payment is estimated to be $19.6 million in 2012–2013, a decrease of $2.0 million or 9.4 per cent from the 2011–2012 budget estimate. The decrease reflects declining offshore natural resource royalty revenues.

Other Federal Sources

Other Federal Sources are estimated to be $23.7 million in 2012–2013, a decrease of $4.9 million or 17.1 per cent from the 2011–2012 budget estimate.

The estimate for Other Federal Sources includes $9.6 million in Building Canada funding, a $4.0 million drawdown from the Public Safety Trust Fund, $2.3 million in statutory funding, $6.8 million from the federal Wait Times Reduction transfer, and $1.0 million in Health Infoway funding.

The $4.9 million variance results primarily from reductions in Building Canada funding of $4.5 million, the completion of the Knowledge Infrastructure Trust funding which was $4.6 million, and the Human Papilloma Virus Trust funding of $0.7 million last year, partially offset by new funding from the Public Safety Trust of $4.0 million, and Health Infoway, which had no funding in 2011–2011.

Tangible Capital Asset (TCA) Cost Shared Revenue — Federal Sources

The estimate of TCA Cost Shared Revenue from federal sources is $73.2 million for 2012–2013. This represents an increase of $5.4 million in revenue compared to the 2011–2011 budget estimate. The increase in TCA Cost Shared Revenue primarily relates to drawdowns from provincial/territorial base funding and the Building Canada Fund.

Ordinary Recoveries

Ordinary Recoveries are projected to total $568.5 million in 2012–2013, a decrease of $14.3 million or 2.4 per cent from the 2011–2011 budget estimate. Provincial source recoveries are down $1.8 million to $276.4 million, while federal sources are down $12.5 million to $292.1 million.

Key Tax Measures — Personal Income Taxes

Removal of Provincial Income Taxes for GIS Recipients

Effective for the 2010 taxation year and successive taxation years, residents of Nova Scotia who are in receipt of the Guaranteed Income Supplement (GIS) receive a refund of provincial income taxes paid. The GIS is an income transfer paid by the federal government to low-income seniors who meet certain eligibility criteria. This measure will return $7.7 million in taxes to Nova Scotia’s seniors in 2012–2013.

Fifth Tax Bracket and Elimination of the Personal Income Tax Surtax

Effective January 1, 2010, the government implemented a fifth personal income tax bracket of 21 per cent applicable to taxable income exceeding $150,000. To offset the impact of this measure, the government also introduced the removal of the 10 per cent surtax applied to Nova Scotia residents with provincial personal income taxes payable of more than $10,000. The fifth personal income tax bracket will add $60.6 million in revenues in 2012–2013 and affect approximately 6,000 tax filers, while the removal of the surtax will save 25,000 tax filers a total of $30.4 million in 2012–2013, resulting in a net impact of $30.2 million in revenues for 2012–2013.

Increases to Disability, Dependant, and Spousal Amounts

Effective January 1, 2012, the government will implement significant changes to three non-refundable tax credits. The disability amount will be increased from $5,035 to $7,341.

This is a non-refundable credit claimed by tax filers who have disabilities or who have dependants with disabilities. The increase will provide total savings of $1.5 million in 2012–2013, with an average benefit of $75 to approximately 20,000 tax filers.

The dependant amount will be increased from $7,201 to $8,481, allowing filers to claim the same amount as the Basic Personal Amount. This is a non-refundable credit claimed by tax filers with no spouse or common-law partner and who have a dependant child under the age of 18. The income threshold is $720 and the credit is reduced dollar-for-dollar for the dependant’s income in excess of the threshold. The increase will provide total savings of $1.4 million in 2012–2013, with an average benefit of $99 to approximately 14,000 tax filers.

The spousal amount will be increased from $7,201 to $8,481 to match the Basic Personal Amount. This is a non-refundable credit claimed by tax filers with a spouse or common-law partner. The increase will provide total savings of $4.6 million in 2012–2013 with an average benefit of $103 to approximately y 44,000 tax filers.

Equity Tax Credit and Labour-Sponsored Venture Capital Tax Credit

Effective January 1, 2010, the Equity Tax Credit was increased from a rate of 30 per cent to 35 per cent. The maximum annual credit also increased from $15,000 to $17,500 to reflect the rate increase.

The Equity Tax Credit and the Labour-Sponsored Venture Capital Tax Credit were scheduled to expire on February 29, 2012. They have both been extended for a 10-year period to February 28, 2022.

Key Tax Measures—Business Taxes

Small Business Corporate Income Tax

For the third consecutive year, the government will reduce the small business corporate income tax rate. Effective January 1, 2013, the rate will be reduced from 4.0 per cent to 3.5 per cent.

On January 1, 2011, the province reduced the rate of corporate income tax for small businesses from 5.0 per cent to 4.5 per cent. Effective January 1, 2012, the rate was further reduced to 4.0 per cent. The combined impact of the rate decreases will save small businesses an additional $21.5 million in 2012–2013, and $30.0 million per year upon full implementation. Small businesses currently save more than $200 million per year in taxes relative to the general corporate tax rate of 16.0 per cent.

Small businesses are eligible for the reduced rate on the first $400,000 of taxable income, if they are a Canadian Controlled Private Corporation with taxable capital of $10 million or less.

Large Corporations Tax

As announced in Nova Scotia’s 2006–2007 budget, the province’s Large Corporations Tax (LCT) on capital of non-financial institutions is being phased out through annual reductions of 0.05 per cent. The tax rate will decline by the last 0.05 per cent and be eliminated on July 1, 2012.

Key Tax Measures—Consumption Taxes

Affordable Living Tax Credit

The province will continue to offer an Affordable Living Tax Credit to low-income households. For the average low-income household, the credit more than offsets the impact of the HST rate increase that took place July 1, 2010. In addition, the province will increase payments effective July 1, 2012.

The credit is paid quarterly in July, October, January and April of each year. Effective July 1, 2012, the maximum rebate is $255 per household plus $60 per dependant child for households earning less than $30,000 per year. For households earning more than $30,000, the credit will be reduced by $0.05 per $1.00 of income and will be completely phased out at a household income of $35,100. As with the federal government’s Goods and Services Tax credit, individuals need to file an income tax return to be eligible to receive the HST credit.

HST Rebate on New Homes for First-Time Home Buyers

The province currently provides a rebate of 18.75 per cent (to a maximum of $1,500) of the provincial portion of the HST on new homes purchased by first-time home buyers. First-time home buyers are defined as individuals who have not owned and occupied a home in the past five years.

The rebate will increase where the Agreement of Purchase and Sale is entered into on or after April 1, 2012. The rebate will provide additional savings of $1.5 million to first-time home buyers.

The rebate is also available on the purchase of land, services, and materials for owner-built homes.

Point-of-Sale (POS) Rebates of HST

Since July 1, 2010, the government has provided point-of-sale rebates of the provincial portion of the HST on the following products:

•	children’s clothing

•	children’s footwear

•	children’s diapers

•	feminine hygiene products

These rebates are in addition to rebates currently in effect for books and residential energy (Your Energy Rebate Program).

Sensitivity

Revenue estimates that are in the form of a forecast are based on a number of economic, financial, tax assessment, and statistical values and assumptions. All of these reflect the province’s planned course of action for the forecast period and its judgment as to the most probable set of economic conditions.

As these variables change throughout the year and as more information becomes available, there may be a material impact, either negative or positive, on the revenue forecasts. The province intends to update the forecast periodically throughout the forecast period. It is also important to note that the above-referenced variables can move quite independently of each other and may have offsetting effects.

The following table lists the specific key economic assumptions and key variables that directly affect the calculation of provincial revenue estimate and forecast figures as included in this Revenue Outlook section, and reflects assumptions developed by the province as at January 31, 2012.

Revenue Source	Key Variables
Personal Income Taxes	• provincial level of personal taxable income • provincial taxable income yield • tax credits uptake

Corporate Income Taxes	• national level of corporate taxable income level as provided by Finance Canada • Nova Scotia share of national taxable income • tax credits uptake • national and provincial corporate profit levels

HST	• personal consumer expenditure levels • provincial gross domestic product • spending by exempt industries • rebate levels • housing investment

Tobacco, Gasoline and Diesel Taxes	• personal consumer expenditure levels • tobacco and fuel consumption patterns • tobacco and fuel prices • labour income

Petroleum Royalties	• foreign exchange rates • production levels • capital and operating costs of interest holders • world price of natural gas, subject to current market conditions

Equalization	• one-estimate, one-payment approach

CHT / CST	• annual increases in the national base amount • changes in personal and corporate income taxes • changes in population • changes in tax point values

Additional Information

In addition to the key economic and fiscal assumptions contained in the 2012–2013 revenue estimates, the following information should also be taken into account when interpreting the revenue estimates.

The revenue estimates for 2012–2013 are considered to have been prepared on a basis consistent with accounting policies currently used by the province to record and/or recognize revenue for purposes of its Consolidated Fund. As a result, revenues for certain government service organizations, which are consolidated for financial statement purposes, are not included in the province’s revenue estimates.

The Department of Finance and other departments or agencies of the province have prepared their specific revenue estimates for 2012–2013 using a combination of current internal and external models and other information available. Every effort has been made to ensure the integrity of the results of the models and other information. As actual or more current information becomes available, adjustments may be necessary to the projection of revenues.

The revenue forecasted to be received through federal transfer payment programs pursuant to the Federal-Provincial Fiscal Arrangements Act incorporates official information released by the federal government as of December 16, 2011. In addition, CHT & CST revenue estimates are, in part, based on Canadian national and provincial population estimates supplied by Statistics Canada.

As with past population estimates, there is a forecast risk that the data will be revised by Statistics Canada. Prior Years’ Adjustments (PYAs) are normally made to federal transfers and to income tax revenues. All PYAs known to date have been included in the final revenues for 2011–2012.

Government Business Enterprises — Net Income

Nova Scotia Liquor Corporation Net Income

The Nova Scotia Liquor Corporation (NSLC) returns all of its net income to the Government of Nova Scotia as shareholder. The NSLC is budgeting net income of $224.5 million in 2012–2013. This is a decrease of 1.6 per cent compared to the 2011–2012 net income estimate of $228.1 million. The net income is projected on net sales of $601.7 million for 2012–2013 as compared to $599.1 million for 2011–2012.

The following are some of the key highlights of this year’s business priorities:

•	Continue to strengthen commitments with local winery and craft brewery associations.

•

Continue to explore ways of addressing customer preferences for a more customized and personal shopping experience, which would include offering Air Miles, providing digital services, and improving the wine category experience.

•	Introduce new technology at the point of sale to verify the legitimacy of ID, providing employees better means to focus on the prevention of selling to minors.

•	Develop a comprehensive organizational health strategy.

•	Continue to review the efficiency and effectiveness of organizational processes and controls, and implement solutions to improve the control framework.

Nova Scotia Gaming Corporation Net Income

Nova Scotia Gaming Corporation's (NSGC) net income is budgeted to be $112.6 million in 2012–2013, $0.3 million lower than the 2011–2012 estimate of $112.9 million. Budgeted revenue will decline, primarily due to the impact of mandatory usage of the My-Play System on the video lottery business line. Certain budgeted expenses are lower, corresponding with the decline in revenue and reduced expenditures in keeping with cost reduction efforts, but are impacted by increased depreciation expense due to replacement of video lottery terminals.

Halifax-Dartmouth Bridge Commission

The 2012–2013 Halifax-Dartmouth Bridge Commission budget estimate of $11.5 million is $1.8 million higher than 2011–2012, primarily as a result of the second phase of the toll increase which comes into effect April 1, 2012. The toll increase of $0.10 is for MacPass users only. There was no increase in cash tolls.

Highway 104 Western Alignment Corporation

Highway 104 Western Alignment Corporation’s budget estimate for 2012–2013 of $2.4 million is $1.4 million lower than 2011–2012, mostly as a result of changes under the International Financial Reporting Standards (IFRS). Major maintenance items previously expensed are now capitalized and the amortization method has changed.

Data for General Revenue Fund Debt Portfolio - Maturity Schedule (millions)

	GBP	USD	CAD
2012-13			930.8
2013-14		299.9	674.0
2014-15			550.0
2015-16		977.5
2016-17		586.5	276.0
2017-18			65.0
2018-19		198.0	42.1
2019-20	114.4	855.4	973.9
2020-21			78.3
2021-22		312.0	1,411.3
2022-23		708.8	-
2023-24			90.6
2024-25			85.8
2025-26			-
2026-27			-
2027-28			550.0
2028-29			-
2029-30			-
2030-31			-
2031-32			300.0
2032-33			-
2033-34			600.0
2034-35			-
2035-36			441.8
2036-37			109.6
2037-38			831.5
2038-39			78.5
2039-40			85.2
2040-41			46.6
2041-42			1,028.4
2042-43			850.0
2062-63			345.5

For debenture debt outstanding as of March 31, 2012

Economic Assumptions

The medium-term economic outlook is presented to inform fiscal planning, but it is highly uncertain and susceptible to a number of positive and negative risks. These include currency volatility, commodity price fluctuations, monetary policy decisions, unforeseen major project investments, and productivity improvements. See also, Sensitivity above.

Financial and Commodity Market Assumptions

	2011	2012	2013
USD/ CAD exchange rate	1.011a	0.987	1.010
Natural Gas (USD/mmBTU, Henry Hub)	4.00a	3.10	3.80
Crude Oil (USD/bbl, WTI)	95a	100	98
Canadian Prime Lending Rate (%)	3.0a	3.6	4.0
5-Year Conventional Mortgage (%)	5.4a	5.2	5.5

a - actual

The Nova Scotia Budget’s Financial and Commodity Market forecast is based on public data and information available up to January 31, 2012.

US Economic Assumption

	2011	2012	2013
Real GDP, $2002 (% change)	1.7a	2.2	2.5
Private Sector - High		2.7	3.2
Private Sector - Low		1.8	1.9

The Nova Scotia Budget’s US Economic Assumption is based on public data and information available up to January 31, 2012.

Canada’s Economic Outlook

	2011	2012	2013
Real GDP (Chained 2002 dollars), % change	2.5a	2.2	2.9
Nominal Gross Domestic Product, % change	5.8a	4.7	5.3
Employment, % change	1.6a	2.1	1.4
Unemployment rate, %	7.4	6.7	6.4
Personal income, % change	4.0a	4.7	4.5
Consumer Price Inflation, % change	2.9a	2.4	2.3
Retail sales, % change	3.6a	4.5	5.1
Corporate profits before taxes, % change	15.0a	5.9	6.1
Exports of Goods and Services, % change	11.8a	6.0	6.4

Source: Statistics Canada, actual (a), Nova Scotia Department of Finance, projections

The Nova Scotia Budget’s Canada Economic Outlook is based on public data and information available up to January 31, 2012.

Nova Scotia Economic Outlook

	2011	2012	2013
Real GDP, 2002$ (% change)	1.2	1.7	1.9
Nominal GDP (% change)	3.8	4.6	3.8
Employment (% change)	0.1a	1.0	0.6
Unemployment rate, %	8.8a	7.8	7.2
Personal income (% change)	3.0	3.3	3.3
Consumer Price Inflation (% change)	3.8a	1.8	2.1
Retail sales (% change)	3.4a	1.8	3.5
Corporate profits before taxes, (% change)	2.2	7.8	5.0
Exports of Goods and Services (% change)	3.2	5.8	4.4

Source: Statistics Canada, actual (a), Nova Scotia Department of Finance, projections

The Nova Scotia Budget’s Provincial Economic Outlook is based on public data and information available up to January 31, 2012, as well as the province’s fiscal plan.

KEY RISKS

The provincial budget economic forecast depends on a number of implicit and explicit assumptions about conditions within Nova Scotia and around the world. If those assumptions prove inaccurate, the forecast will become inaccurate.

External

Europe has been grappling with a sovereign debt crisis for over a year. There have been several dramatic episodes that risked hard default among peripheral members of the Euro currency area. The 2012-2013 budget assumes that there are no hard defaults nor other conditions that remove countries from the Euro. If any of the peripheral members of the Euro Area do default, there is a greater likelihood of a second financial crisis. Regardless of their exposure to impaired sovereign debt, Canadian financial institutions and investor confidence would not be immune to the contagion of a hard European default.

US economic growth is currently picking up steam, but there remains underlying weakness in the American economy. Risks to the US financial system appear to be moderating. If ongoing monetary stimulus fails to stop deflation and/or fiscal drag weighs too heavily on domestic demand, the US recovery could falter again. This uncertainty affects the outlook for both Canada and the US.

The outlook for growth in developing countries has different risks. Many economists have downgraded the outlook for China, India, Brazil, and other rising economic powers. If these countries cannot ease inflationary pressures without a soft landing, they could falter. As the expected leaders of economic growth for the coming years, a hard landing in developing countries poses a risk to the rest of the world economy.

The 2012–2013 Budget assumes relative stability in world oil prices. However, 2011 clearly demonstrated that political and military instability in oil-producing countries can have substantial impacts on oil prices. Higher oil prices would impact the budgets of Nova Scotian consumers, and potentially drive up the Canadian dollar.

The 2012 provincial budget assumes that the impacts of Federal austerity (as presented in the 2011–2012 Fiscal Update) are distributed among provinces in proportion to current Federal government spending in each region. Nova Scotia’s exposure to the Federal government is higher than most of the rest of the country. If the size of Federal restraint is increased, Nova Scotia’s economy could be slowed. Conversely, if the Federal government implements restraint primarily in headquarters operations rather than in the regions, Nova Scotia’s economic outlook would improve.

Domestic

The 2012-2013 provincial budget makes a number of assumptions about major capital investment projects. The economic outlook includes new provincial capital spending and the Halifax Shipyard combat vessel construction. If other projects materialize, such as the Shell exploration plan or the Lower Churchill Maritime Link, they would constitute an upside risk to the economic outlook.

The current labour market outlook assumes that the size of the labour force erodes slightly over the next few years. Combined with employment growth, this brings the province’s unemployment rate down quickly. However, it is possible that increasing participation rates among older workers or those with traditionally lower labour force attachment could increase the supply of labour. This might increase unemployment rates, but it could also ease labour shortages, allowing for creation of more employment.

If the aging population follows historical retirement behavior, the labour force could shrink faster than anticipated. As a result, Nova Scotia would face greater labour shortages, potentially causing wage bidding and lower levels of real economic output.

Economic Forecasting Process

Section 56(3)(b) of the Finance Act requires the Minister of Finance to present the major economic assumptions made in preparing the fiscal plan. The Nova Scotia Department of Finance prepares economic forecasts as part of the fiscal planning process. The provincial forecast generates results in the standard income and expenditure account format.

Forecasting is a difficult exercise because unforeseen and unforeseeable events in the future will undermine the accuracy of any forward-looking statement. The results of the provincial economic forecast are intended to provide a reasonable basis for fiscal planning. Economic forecasts help inform the Minister of Finance and Treasury Board of the potential size of tax bases. The economic forecast also provides the Minister and Treasury Board with context on the size of government expenditures relative to the entire value of production in the province.

Nominal GDP growth is the broadest indicator of the size of the tax base and of the dollar value of production in the province. However, it is generally the sub-components of nominal GDP that are directly incorporated into the budget revenue forecast.

The Department of Finance uses a proprietary econometric forecasting model to project the key indicators of the Nova Scotia economy. The demographic and economic outlooks are based on data, fiscal plans, and information available up to January 31, 2012. This leads to a forecast prepared, reviewed, and approved for use in fiscal planning as of March 1, 2012. The model also incorporates internal details about the upcoming fiscal plan. The model builds future projections on historical trends as well as a number of exogenous (i.e., external) assumptions about global conditions that affect the Nova Scotia economy’s performance.

In addition, staff identify conditions that are expected to deviate from historical trends, and make appropriate adjustments to reflect these off-trend events (e.g., recent government stimulus investments).

Because forecasting is a difficult but important part of the budget planning process, the Department of Finance conducts challenge and review sessions to validate the economic forecast. Before they are used for budget planning, the Department of Finance presents its economic forecasts to internal experts, members of the academic community, and leading private-sector forecasters. These experts evaluate whether the exogenous assumptions and resulting economic forecasts form a reasonable and internally coherent basis for fiscal planning.

Department staff note any challenges to the economic forecast and determine whether further adjustments are necessary. Senior management of the Department of Finance participate in challenge sessions, so that they can hear credible, objective advice on whether the economic forecast is a reasonable basis for fiscal planning.

Nova Scotia’s Economic Performance and Outlook - Key Indicators

	2004	2005	2006	2007	2008	2009
Nominal Gross Domestic Product at Market Prices ($ millions)	29,853	31,199	31,644	33,031	34,519	34,774
Growth rate	3.5%	4.5%	1.4%	4.4%	4.5%	0.7%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	27,710	28,016	28,174	28,611	29,378	29,390
Growth rate	0.9%	1.1%	0.6%	1.6%	2.7%	0.0%
Personal Income ($ millions)	25,394	26,638	27,689	29,016	30,157	30,820
Growth rate	3.9%	4.9%	3.9%	4.8%	3.9%	2.2%
Personal Expenditure on Consumer Goods and Services ($ millions)	19,786	20,649	21,611	22,713	23,879	24,281
Growth rate	4.1%	4.4%	4.7%	5.1%	5.1%	1.7%
Retail Sales ($ millions)	10,301	10,527	11,141	11,616	12,089	12,102
Growth rate	2.9%	2.2%	5.8%	4.3%	4.1%	0.1%
Residential Investment ($ millions)	1,897	2,027	2,179	2,337	2,389	2,248
Growth rate	10.8%	6.9%	7.5%	7.3%	2.2%	-5.9%
Consumer Price Index (2002=100)	105.3	108.2	110.4	112.5	115.9	115.7
Growth rate	1.8%	2.8%	2.0%	1.9%	3.0%	-0.2%
Corporation Profits Before Taxes ($ millions)	3,093	3,248	2,908	3,071	3,367	2,990
Growth rate	10.6%	5.0%	-10.5%	5.6%	9.6%	-11.2%
Business Investment ($ millions, excluding residential)	3,101	3,132	3,099	3,217	2,854	3,027
Growth rate	-4.2%	1.0%	-1.1%	3.8%	-11.3%	6.1%
Exports of goods and services ($ millions)	14,454	14,798	14,137	15,376	16,290	14,272
Growth rate	4.6%	2.4%	-4.5%	8.8%	5.9%	-12.4%
Imports of goods and services ($ millions)	19,062	19,835	19,951	21,841	22,564	21,281
Growth rate	4.0%	4.1%	0.6%	9.5%	3.3%	-5.7%
Population (‘000s July 1)	939.4	937.9	938.0	935.8	937.2	940.3
Growth rate	0.2%	-0.2%	0.0%	-0.2%	0.2%	0.3%
Labour Force (‘000s annual average)	483.7	482.1	478.8	486.7	489.4	497.0
Growth rate	1.9%	-0.3%	-0.7%	1.6%	0.6%	1.6%
Participation Rate (per cent, annual average)	63.8%	63.3%	62.6%	63.5%	63.6%	64.3%
Percentage change	0.8%	-0.5%	-0.7%	0.9%	0.1%	0.7%
Employment (‘000s, annual average)	441.0	441.6	441.0	448.0	452.0	451.4
Growth rate	2.2%	0.1%	-0.1%	1.6%	0.9%	-0.1%
Unemployment Rate (per cent, annual average)	8.8%	8.4%	7.9%	8.0%	7.7%	9.2%
Percentage change	-0.3%	-0.4%	-0.5%	0.1%	-0.3%	1.5%

CAGR - Compound Annual Growth Rate

Nova Scotia’s Economic Performance and Outlook - Key Indicators (continued)

	2010	2011	2012F	2013F	CAGR 2004-2008	CAGR 2009-2013
Nominal Gross Domestic Product at Market Prices ($ millions)	36,352	37,735	39,483	40,986	3.7%	4.2%
Growth rate	4.5%	3.8%	4.6%	3.8%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	29,951	30,303	30,813	31,389	1.5%	1.7%
Growth rate	1.9%	1.2%	1.7%	1.9%
Personal Income ($ millions)	32,061	33,028	34,128	35,250	4.4%	3.4%
Growth rate	4.0%	3.0%	3.3%	3.3%
Personal Expenditure on Consumer Goods and Services ($ millions)	25,340	25,864	26,797	27,752	4.8%	3.4%
Growth rate	4.4%	2.1%	3.6%	3.6%
Retail Sales ($ millions)	12,656	13,083	13,318	13,779	4.1%	3.3%
Growth rate	4.6%	3.4%	1.8%	3.5%
Residential Investment ($ millions)	2,639	2,681	2815	2,956	5.9%	7.1%
Growth rate	17.4%	1.6%	5.0%	5.0%
Consumer Price Index (2002=100)	118.2	122.7	124.9	127.6	2.4%	2.5%
Growth rate	2.2%	3.8%	1.8%	2.1%
Corporation Profits Before Taxes ($ millions)	2,955	3,021	3,257	3,419	2.1%	3.4%
Growth rate	-1.2%	2.2%	7.8%	5.0%
Business Investment ($ millions, excluding residential)	2,935	3,190	3,482	3,748	-2.1%	5.5%
Growth rate	-3.0%	8.7%	9.2%	7.6%
Exports of goods and services ($ millions)	15,050	15,534	16,433	17,152	3.0%	4.7%
Growth rate	5.5%	3.2%	5.8%	4.4%
Imports of goods and services ($ millions)	22,461	23,115	23,987	24,602	4.3%	3.7%
Growth rate	5.5%	2.9%	3.8%	2.6%
Population (‘000s July 1)	944.8	945.4	943.2	942.3	-0.1%	0.1%
Growth rate	0.5%	0.1%	-0.2%	-0.1%
Labour Force ('000s annual average)	498.8	496.6	496.1	495.9	0.3%	-0.1%
Growth rate	0.4%	-0.4%	-0.1%	0.0%
Participation Rate (per cent, annual average)	64.2%	63.7%	63.7%	63.6%	63.3%	64.4%
Percentage change	-0.1%	-0.5%	0.0%	0.1%	Average
Employment (‘000s, annual average)	452.5	452.8	457.4	460.2	0.6%	0.5%
Growth rate	0.2%	0.1%	1.0%	0.6%
Unemployment Rate (per cent, annual average)	9.3%	8.8%	7.8%	7.2%	8.4%	8.5%
Percentage change	0.1%	-0.5%	-1.0%	-0.6%	Average

F: Forecast, Nova Scotia Department of Finance

CAGR - Compound Annual Growth Rate

Canada’s Economic Performance and Outlook - Key Indicators

	2004	2005	2006	2007	2008	2009
Nominal Gross Domestic Product at Market Prices ($ millions)	1,290,906	1,373,845	1,450,405	1,529,589	1,603,418	1,528,985
Growth rate	6.4%	6.4%	5.6%	5.5%	4.8%	-4.6%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	1,211,239	1,247,807	1,283,033	1,311,260	1,320,291	1,283,722
Growth rate	3.1%	3.0%	2.8%	2.2%	0.7%	-2.8%
Personal Income ($ millions)	984,164	1,035,586	1,106,832	1,174,683	1,228,362	1,228,702
Growth rate	5.6%	5.2%	6.9%	6.1%	4.6%	0.0%
Personal Expenditure on Consumer Goods and Services ($ millions)	719,917	758,966	801,742	851,603	890,601	898,215
Growth rate	4.9%	5.4%	5.6%	6.2%	4.6%	0.9%
Retail Sales ($ millions)	346,455	365,994	389,459	412,565	427,896	415,413
Growth rate	4.6%	5.6%	6.4%	5.9%	3.7%	-2.9%
Residential Investment ($ millions)	82,965	89,604	98,214	108,289	107,735	99,249
Growth rate	14.1%	8.0%	9.6%	10.3%	-0.5%	-7.9%
Consumer Price Index (2002=100)	104.7	107.0	109.1	111.5	114.1	114.4
Growth rate	1.8%	2.2%	2.0%	2.2%	2.3%	0.3%
Corporation Profits Before Taxes ($ millions)	168,219	186,585	197,286	200,943	223,001	149,087
Growth rate	16.4%	10.9%	5.7%	1.9%	11.0%	-33.1%
Business Investment ($ millions, excluding residential)	146,790	165,992	185,168	193,596	206,845	169,615
Growth rate	8.4%	13.1%	11.6%	4.6%	6.8%	-18.0%
Exports of goods and services ($ millions)	495,980	519,435	524,075	534,718	563,075	439,527
Growth rate	7.2%	4.7%	0.9%	2.0%	5.3%	-21.9%
Imports of goods and services ($ millions)	440,314	468,270	487,674	505,055	538,654	465,328
Growth rate	5.6%	6.3%	4.1%	3.6%	6.7%	-13.6%
Population (‘000s July 1)	31,940.7	32,245.2	32,576.1	32,929.7	33,319.1	33,729.7
Growth rate	1.0%	1.0%	1.0%	1.1%	1.1%	1.2%
Labour Force (‘000s annual average)	17,154.3	17,293.5	17,516.7	17,884.2	18,203.9	18,329.0
Growth rate	1.2%	0.8%	1.3%	2.1%	1.8%	0.7%
Participation Rate (per cent, annual average)	67.5%	67.1%	67.0%	67.4%	67.7%	67.1%
Percentage change	0.0%	-0.4%	-0.1%	0.4%	0.3%	-0.6%
Employment (‘000s, annual average)	15,921.8	16,124.7	16,410.2	16,805.6	17,087.4	16,813.1
Growth rate	1.7%	1.3%	1.8%	2.4%	1.7%	-1.6%
Unemployment Rate (per cent, annual average)	7.2%	6.8%	6.3%	6.0%	6.1%	8.3%
Percentage change	-0.4%	-0.4%	-0.5%	-0.3%	0.1%	2.2%

CAGR - Compound Annual Growth Rate

Canada’s Economic Performance and Outlook - Key Indicators (continued)

	2010	2011	2012F	2013F	CAGR 2004-2008	CAGR 2009-2013
Nominal Gross Domestic Product at Market Prices ($ millions)	1,624,608	1,710,150	1,790,719	1,885,551	5.6%	5.4%
Growth rate	6.3%	5.3%	4.7%	5.3%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	1,324,993	1,353,414	1,382,611	1,423,099	2.2%	2.6%
Growth rate	3.2%	2.1%	2.2%	2.9%
Personal Income ($ millions)	1,279,922	1,333,125	1,396,125	1,459,021	5.7%	4.4%
Growth rate	4.2%	4.2%	4.7%	4.5%
Personal Expenditure on Consumer Goods and Services ($ millions)	940,620	977,432	1,017,507	1,066,347	5.5%	4.4%
Growth rate	4.7%	3.9%	4.1%	4.8%
Retail Sales ($ millions)	438,401	454,165	475,176	499,584	5.4%	10.8%
Growth rate	5.5%	3.6%	4.6%	5.1%
Residential Investment ($ millions)	112,692	118,438	123,768	128,966	6.7%	6.8%
Growth rate	13.5%	5.1%	4.5%	4.2%
Consumer Price Index (2002=100)	116.5	119.9	122.8	125.6	2.2%	2.4%
Growth rate	1.8%	2.9%	2.4%	2.3%
Corporation Profits Before Taxes ($ millions)	180,723	204,493	216,558	229,768	7.3%	11.4%
Growth rate	21.2%	13.2%	5.9%	6.1%
Business Investment ($ millions, excluding residential)	178,469	198,226	211,306	223,037	9.0%	7.1%
Growth rate	5.2%	11.1%	6.6%	5.6%
Exports of goods and services ($ millions)	478,132	527,928	559,601	595,495	3.2%	7.9%
Growth rate	8.8%	10.4%	6.0%	6.4%
Imports of goods and services ($ millions)	508,653	554,804	581,634	606,006	5.2%	6.8%
Growth rate	9.3%	9.1%	4.8%	4.2%
Population ('000s July 1)	34,126.2	34,482.8			1.1%
Growth rate	1.2%	1.0%
Labour Force ('000s annual average)	18,525.1	18,699.4	18,942.5	19,150.9	1.5%	1.1%
Growth rate	1.1%	0.9%	1.3%	1.1%
Participation Rate (per cent, annual average)	67.0%	66.8%	66.9%	66.8%	67.3%	66.9%
Percentage change	-0.1%	-0.2%	-0.1%	-0.1%	average
Employment ('000s, annual average)	17,041.0	17,306.2	17,669.6	17,917.0	1.8%	1.6%
Growth rate	1.4%	1.6%	2.1%	1.4%
Unemployment Rate (per cent, annual average)	8.0%	7.4%	6.7%	6.4%	6.8%	7.4%
Percentage change	-0.3%	-0.6%	-0.7%	-0.3%	average

F: Forecast, Nova Scotia Department of Finance

CAGR - Compound Annual Growth Rate